Exhibit 99.1

EHang Reports Second Quarter 2025 Unaudited Financial Results

•	Revenues up 44.2% YoY, 464.0% QoQ to RMB147.2 million

•	Maintained High Gross Margin at 62.6%

•	Strengthened Liquidity Position with US$23.8 Million from At-the-Market Equity Offering

•	Launched EH216-S Trial Commercial Operation in Guangzhou and Hefei

•	Established VT35 Series Product Hub in Hefei through Local Government Collaboration to Accelerate Development

•	Expanded Technology Partnerships with Gotion High-Tech, Minth Group and Tsinghua University

Guangzhou, China, August 26, 2025 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading Urban Air Mobility (“UAM”) technology platform company, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Operational and Financial Highlights for the Second Quarter of 2025

•

Sales and deliveries of EH216 series electric vertical take-off and landing (“eVTOL”) aircraft[1] were 68 units, compared with 49 units in the second quarter of 2024, and 11 units in the first quarter of 2025.

•

Total revenues were RMB147.2 million (US$20.5 million), representing an increase of 44.2% from RMB102.0 million in the second quarter of 2024, and a substantial increase of 464.0% from RMB26.1 million in the first quarter of 2025.

•	Gross margin was 62.6%, on par with 62.4% in both the second quarter of 2024 and the first quarter of 2025.

•	Operating loss was RMB78.1 million (US$10.9 million), on par with RMB77.4 million in the second quarter of 2024 and reduced by 13.1% from RMB89.9 million in the first quarter of 2025.

•

Net loss was RMB81.0 million (US$11.3 million), representing an increase of 13.1% from RMB71.6 million in the second quarter of 2024 and a slight increase of 3.3% from RMB78.4 million in the first quarter of 2025.

•

Adjusted operating loss[2] (non-GAAP) was RMB1.9 million (US$0.3 million), representing a 58.6% reduction from RMB4.7 million in the second quarter of 2024, and a 95.5% reduction from RMB42.6 million in the first quarter of 2025.

•	Adjusted net income[3] (non-GAAP) was RMB9.4 million (US$1.3 million), compared with RMB1.2 million in the second quarter of 2024, and adjusted net loss[3] of RMB31.1 million in the first quarter of 2025.

•	Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1.15 billion (US$160.5 million) as of June 30, 2025.

•

Gross proceeds from the at-the-market (“ATM”) equity offering were RMB170.2 million (US$23.8 million) since the second quarter of 2025, marking the completion of the ATM offering. These funds have strengthened the Company’s liquidity position, supporting its next phase of development and growth in the global UAM industry. The proceeds will be allocated to research and development of next-generation technologies and products, team and production expansion, establishment of new headquarters, commercial operations, working capital, general corporate purposes.

[1]	The EH216 series include the EH216-S (standard model for passenger transportation), the EH216-F (specialized model for aerial firefighting), and the EH216-L (specialized model for aerial logistics).
[2]	Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Non-GAAP Financial Measures”.
[3]

Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures”.

Business Highlights for the Second Quarter of 2025 and Recent Developments

Robust Market Demand and Expanding Customer Base

•	Delivered 68 units of EH216 series in the second quarter of 2025 to 13 enterprise clients across multiple Chinese provinces and Japan, demonstrating expanding market penetration.

•	Received new orders for over 150 units of EH216 series in the second quarter of 2025, with planned phased deliveries in upcoming quarters.

Growing Safe Operational Record

•

Established over 40 operational sites for the EH216-S in China and overseas, completing over 10,000 safe flights in the first half of 2025, maintaining a perfect safety record with zero accidents or violations.

•

The first two operators with Air Operator Certificate (“OC”), our wholly-owned subsidiary Guangdong EHang General Aviation Co., Ltd. and joint venture Hefei Heyi Aviation Co., Ltd., have launched trial commercial operations of the EH216-S and completed more than 700 safe flights in Guangzhou and Hefei since the second quarter of 2025, paving the way for the expected launch of public-facing commercial operation services within this year.

Enhanced Supply Chain and Technology Partnerships

•	Partnered with Gotion High-Tech in June to co-develop high-energy-density cylindrical battery systems, boosting performance and safety of the EH216 series and future models.

•	Formed a strategic partnership with Minth Group (HKEX: 00425), a global automotive supplier, in July to jointly design and produce lightweight airframe structures and smart cockpit solutions.

Next-Gen Product Progress and Strategic Government Partnership

•	EHang’s next-generation long-range lift-and-cruise pilotless passenger eVTOL model, the VT35, is advancing with internal testing and flights, and is set for its official unveiling in September.

•

Strengthened collaboration with the Hefei government to establish the VT35 series product hub in Hefei, covering research and development, testing, manufacturing, airworthiness certification, supply chain management, sales, operations, and talent cultivation. Supported by comprehensive government backing valued at around RMB500 million, including eVTOL product orders, investments, and other collaborative initiatives across the industry chain, this initiative is set to accelerate the development of the VT35 series and foster growth in the low-altitude economy ecosystem.

Driving Innovation and Shaping Industry Standards

•	Launched the “Tsinghua University-EHang Joint Institute for Low Altitude Aviation Technology” with Tsinghua University in July to foster R&D breakthroughs and cultivate high-end talent.

•

Contributed to formulating industry standards and pioneer projects—including airworthiness certification, vertiport specifications, and UAV operator training—supporting safe and sustainable sector-wide growth.

Diversified Applications and Continued Global Reach

•

EHang’s VT20 series logistics eVTOL launched the first long-distance intercity UAV logistics route in the Greater Bay Area (83 km between Zhuhai and Guangzhou). Additionally, the VT20 series model has safely operated for one year in the Wanshan Archipelago in Zhuhai, enabling a comprehensive “land–island–interisland–intercity” network.

•	Expanded global flight footprint of EHang pilotless eVTOLs to 20 countries following successful flights in Mexico, Indonesia, and the Dominican Republic in the second quarter of 2025.

Management Remarks

Mr. Huazhi Hu, Founder, Chairman and Chief Executive Officer of EHang: “In the second quarter, we achieved an increased delivery volume of 68 units of EH216 series products, a strong rebound from the first quarter—a clear reflection of the sales ramp-up following the issuance of our OC. Additionally, we received over 150 units of new orders, underscoring strong demand for our pilotless eVTOLs. Our first two certified operators have launched trial commercial operations of the EH216-S, and now logged more than 700 flights in Guangzhou and Hefei since the second quarter, clearing the path for the expected public commercial service within this year. In the first half of the year, we and our customers completed over 10,000 safe, autonomous eVTOL flights across more than 40 operational sites in China and overseas. Looking ahead to the second half of the year, our main priority will be to support and expand eVTOL flight operations with our strong existing customer base, before shifting our focus to increasing delivery volumes in the next phase. Meanwhile, bolstered by new battery and lightweight-structure alliances with Gotion High-Tech and Minth Group, our joint research institute with Tsinghua University, and our deepened collaboration with Hefei government on both the EH216 series and VT35 series, we will accelerate our innovation and keep improving our technologies and new models, reaffirming our unwavering commitment to safe, intelligent, and sustainable urban air mobility worldwide.”

Mr. Conor Yang, Chief Financial Officer of EHang: “We are pleased to report a strong quarter with meaningful progress across both operational and financial metrics. We recorded RMB147.2 million in revenue, representing a 44.2% increase year-over-year and a 464.0% surge quarter-over-quarter. Meanwhile, we maintained high gross margins of 62.6%, while significantly narrowing our adjusted operating loss2. Most notably, we have a net loss of RMB81.0 million and delivered an adjusted net income3 of RMB9.4 million, a compelling 719.9% uplift from the prior year and a turnaround from a RMB31.1 million loss in last quarter. Additionally, since the second quarter, we raised over US$23 million through ATM financing, further strengthening our liquidity position. As we are laying the groundwork for expanding commercial eVTOL operations this year, we are prudently revising our 2025 revenue guidance to approximately RMB500 million. By building a solid foundation today as the first mover in the industry, we will position ourselves to capture stronger growth both a product manufacturer and a service provider tomorrow.”

Unaudited Financial Results for the Second Quarter of 2025

Revenues

Total revenues were RMB147.2 million (US$20.5 million), representing an increase of 44.2% from RMB102.0 million in the second quarter of 2024, and an increase of 464.0% from RMB26.1 million in the first quarter of 2025, primarily driven by increased sales volume of EH216 series products.

Costs of revenues

Costs of revenues were RMB55.1 million (US$7.7 million), compared with RMB38.4 million in the second quarter of 2024 and RMB9.8 million in the first quarter of 2025. The year-over-year and quarter-over-quarter increases were in line with the increase in the sales volume of EH216 series products.

Gross profit and gross margin

Gross profit was RMB92.1 million (US$12.8 million), compared with RMB63.7 million in the second quarter of 2024, and RMB16.3 million in the first quarter of 2025. The year-over-year and quarter-over-quarter increases were primarily due to the increase in the sales volume of EH216 series products.

Gross margin was 62.6%, representing a 0.2 percentage point increase from 62.4% in both the second quarter of 2024 and the first quarter of 2025.

Operating expenses

Total operating expenses were RMB172.9 million (US$24.1 million), compared with RMB143.4 million in the second quarter of 2024, and RMB110.9 million in the first quarter of 2025.

•

Sales and marketing expenses were RMB41.1 million (US$5.7 million), compared with RMB27.3 million in the second quarter of 2024, and RMB12.2 million in the first quarter of 2025. The year-over-year and quarter-over-quarter increases were mainly attributable to increased sales-related compensation and associated share-based compensation expenses due to new grant of share-based awards in second quarter of 2025.

•

General and administrative expenses were RMB74.2 million (US$10.4 million), compared with RMB54.2 million in the second quarter of 2024, and RMB61.3 million in the first quarter of 2025. The year-over-year increase was mainly attributable to increased employee compensation and related share-based compensation expenses due to new grant of share-based awards. The quarter-over-quarter increase was mainly attributable to increased legal service fees and employee compensation.

•

Research and development expenses were RMB57.6 million (US$8.0 million), compared with RMB61.8 million in the second quarter of 2024, and RMB37.3 million in the first quarter of 2025. The year-over-year decrease was mainly attributable to lower share-based compensation expenses due to modification of outstanding share-based awards in the second quarter of 2024. The quarter-over-quarter increase was mainly attributable to increased employee compensation and related share-based compensation expenses due to new grant of share-based awards in the second quarter of 2025.

Operating loss

Operating loss was RMB78.1 million (US$10.9 million), representing a slight increase of 0.9% from RMB77.4 million in the second quarter of 2024 and a decrease of 13.1% from RMB89.9 million in the first quarter of 2025.

Other non-operating income (expense), net

Other non-operating expense, net was RMB13.7 million (US$1.9 million), compared with other non-operating income, net of RMB0.8 million in the first quarter of 2025, primarily due to provisions made for legal proceedings related to the U.S. securities class action filed in 2023.

Net loss

Net loss was RMB81.0 million (US$11.3 million), representing an increase of 13.1% from RMB71.6 million in the second quarter of 2024 and a slight increase of 3.3% from RMB78.4 million in the first quarter of 2025.

Net loss per ordinary share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.56 (US$0.08).

Basic and diluted net loss per American depositary share (“ADS”) were both RMB1.12 (US$0.16). Each ADS represents two of our Class A ordinary shares.

Balance sheets

Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1,149.8 million (US$160.5 million) as of June 30, 2025.

Non-GAAP Financial Measures

The Company uses adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders, adjusted basic and diluted net earnings (loss) per ordinary share and adjusted basic and diluted net earnings (loss) per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of item of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses4 were RMB96.9 million (US$13.5 million), compared to RMB70.6 million in the second quarter of 2024 and RMB63.6 million in the first quarter of 2025. In the second quarter of 2025, adjusted sales and marketing expenses4, adjusted general and administrative expenses4, and adjusted research and development expenses4 were RMB22.5 million (US$3.1 million), RMB36.3 million (US$5.1 million), and RMB38.1 million (US$5.3 million), respectively.

[4]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. Adjusted sales and marketing expenses, adjusted general and administrative expenses, and adjusted research and development expenses are non-GAAP financial measures. Each is defined as the respective expense—sales and marketing expenses, general and administrative expenses, and research and development expenses—excluding share-based compensation expenses.

Adjusted operating loss2 (non-GAAP)

Adjusted operating loss2 was RMB1.9 million (US$0.3 million), compared with adjusted operating loss2 of RMB4.7 million in the second quarter of 2024, and adjusted operating loss2 of RMB42.6 million in the first quarter of 2025.

Adjusted net income (loss)3 (non-GAAP)

Adjusted net income3 was RMB9.4 million (US$1.3 million), compared with adjusted net income3 of RMB1.2 million in the second quarter of 2024, and adjusted net loss3 of RMB31.1 million in the first quarter of 2025.

Adjusted net income (loss) attributable to EHang’s ordinary shareholders5 (non-GAAP)

Adjusted net income attributable to EHang’s ordinary shareholders5 was RMB9.6 million (US$1.3 million), compared with adjusted net income attributable to EHang’s ordinary shareholders5 of RMB1.2 million in the second quarter of 2024, and adjusted net loss attributable to EHang’s ordinary shareholders5 of RMB30.8 million in the first quarter of 2025.

Adjusted net earnings (loss) per ordinary share6 and per ADS7 (non-GAAP)

Adjusted basic net earnings per ordinary share6 was RMB0.07 (US$0.01), and adjusted diluted net earnings per ordinary share6 was also RMB0.07 (US$0.01).

Adjusted basic net earnings per ADS7 was RMB0.14 (US$0.02), and adjusted diluted net earnings per ADS7 was also RMB0.14 (US$0.02).

Business Outlook

Due to our strategic focus this year on expanding commercial eVTOL operations and developing operational demonstration models—which involves laying essential groundwork for long-term scalability—we are prudently revising our 2025 annual revenue guidance to approximately RMB500 million. By building a solid foundation now as the industry’s first mover, we aim to better position ourselves to capture stronger growth both as a product manufacturer and service provider in the future.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary views regarding its business situation and market conditions, which are subject to change.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Tuesday, August 26, 2025, U.S. Eastern Time (8:00 PM on Tuesday, August 26, 2025, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

English line: https://registrations.events/direct/NTM69265959

Chinese line: https://registrations.events/direct/NTM943227

A live and archived webcast of the conference call will be available on the Company’s Investors Relations website at http://ir.ehang.com/.

[5]

Adjusted net income (loss) attributable to EHang’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to EHang’s ordinary shareholders excluding share-based compensation expenses and certain non-operational expenses.

[6]

Adjusted basic and diluted net earnings (loss) per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted net earnings (loss) per ordinary share excluding share-based compensation expenses and certain non-operational expenses.

[7]

Adjusted basic and diluted net earnings (loss) per ADS is a non-GAAP financial measure, which is defined as basic and diluted earnings (loss) per ADS excluding share-based compensation expenses and certain non-operational expenses.

About EHang

EHang Holdings Limited (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang offers unmanned aerial vehicle (“UAV”) systems and solutions to customers across a range of industries, including air mobility (such as passenger transportation and logistics), smart city management, and aerial media services. The EH216-S is the world’s first pilotless, human-carrying electric vertical takeoff and landing (“eVTOL”) aircraft to receive a type certificate (“TC”), production certificate (“PC”), and standard airworthiness certificate (“AC”) from the Civil Aviation Administration of China (“CAAC”). In 2025, the CAAC also issued the first batch of Air Operator Certificates (“OC”) for civil, human-carrying pilotless aerial vehicles to two operators of the EH216-S eVTOL aircraft. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to bring the benefits of advanced flight technologies to everyday life in smart cities. To learn more, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Exchange Rate

This press release contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	610,877	378,584	52,848
Short-term investments	513,683	741,298	103,481
Restricted short-term deposits	30,295	29,873	4,170
Accounts receivable, net[8]	58,180	121,124	16,908
Inventories	75,687	107,033	14,941
Prepayments and other current assets	68,298	68,974	9,629

Total current assets	1,357,020	1,446,886	201,977

Non-current assets:
Property and equipment, net	60,224	140,555	19,621
Operating lease right-of-use assets, net	128,433	120,232	16,784
Intangible assets, net	2,617	2,882	402
Long-term investments	33,764	61,614	8,601
Other non-current assets	2,440	3,405	475

Total non-current assets	227,478	328,688	45,883

Total assets	1,584,498	1,775,574	247,860

[8]	As of December 31, 2024 and June 30, 2025, amount due from a related party of RMB458 and RMB602 (US$84) was included in accounts receivable, net, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	64,250	159,283	22,235
Accounts payable	127,446	147,456	20,584
Contract liabilities[9]	62,561	61,952	8,648
Current portion of long-term bank loans	10,500	12,500	1,745
Mandatorily redeemable non-controlling interests	40,000	—	—
Accrued expenses and other liabilities	150,196	176,769	24,676
Current portion of lease liabilities	12,527	16,812	2,347
Deferred income	1,504	1,591	222
Deferred government subsidies	1,209	1,563	218
Income taxes payable	150	106	15

Total current liabilities	470,343	578,032	80,690

Non-current liabilities:
Long-term bank loans	20,500	59,900	8,362
Deferred tax liabilities	292	292	41
Unrecognized tax benefit	5,480	5,480	765
Lease liabilities	125,719	117,846	16,451
Deferred income	—	401	56
Other non-current liabilities	6,350	3,893	543

Total non-current liabilities	158,341	187,812	26,218

Total liabilities	628,684	765,844	106,908

Shareholders’ equity:
Ordinary shares	90	91	13
Additional paid-in capital	2,923,178	3,142,434	438,667
Treasury shares	(10,085)	(10,085)	(1,408)
Statutory reserves	1,772	1,772	247
Accumulated deficit	(1,984,851)	(2,143,728)	(299,253)
Accumulated other comprehensive income	25,539	19,531	2,726

Total EHang Holdings Limited shareholders’ equity	955,643	1,010,015	140,992
Non-controlling interests	171	(285)	(40)

Total shareholders’ equity	955,814	1,009,730	140,952

Total liabilities and shareholders’ equity	1,584,498	1,775,574	247,860

[9]	As of December 31, 2024 and June 30, 2025, amount due to a related party of RMB2,000 and RMB2,539 (US$354) are included in contract liabilities, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	102,019	26,092	147,162	20,543	163,746	173,254	24,185
Costs of revenues	(38,367)	(9,799)	(55,090)	(7,690)	(61,903)	(64,889)	(9,058)

Gross profit	63,652	16,293	92,072	12,853	101,843	108,365	15,127
Operating expenses:
Sales and marketing expenses	(27,321)	(12,228)	(41,132)	(5,742)	(47,545)	(53,360)	(7,449)
General and administrative expenses	(54,235)	(61,344)	(74,210)	(10,359)	(103,911)	(135,554)	(18,923)
Research and development expenses	(61,800)	(37,285)	(57,579)	(8,038)	(99,636)	(94,864)	(13,243)

Total operating expenses	(143,356)	(110,857)	(172,921)	(24,139)	(251,092)	(283,778)	(39,615)
Other operating income	2,261	4,686	2,734	382	5,968	7,420	1,036

Operating loss	(77,443)	(89,878)	(78,115)	(10,904)	(143,281)	(167,993)	(23,452)
Other income (expense):
Interest and investment income	6,763	12,049	11,673	1,629	9,627	23,722	3,311
Interest expenses	(799)	(1,153)	(997)	(139)	(1,658)	(2,150)	(300)
Foreign exchange (loss) gain	(483)	1,572	1,774	248	(728)	3,346	467
Other non-operating income (expense), net	911	751	(13,747)	(1,919)	1,948	(12,996)	(1,815)

Total other income (expense)	6,392	13,219	(1,297)	(181)	9,189	11,922	1,663
Loss before income tax and loss from equity method investments	(71,051)	(76,659)	(79,412)	(11,085)	(134,092)	(156,071)	(21,789)

Income tax expenses	(18)	(1)	(114)	(16)	(19)	(115)	(16)

Loss before loss from equity method investments	(71,069)	(76,660)	(79,526)	(11,101)	(134,111)	(156,186)	(21,805)
Loss from equity method investments	(565)	(1,730)	(1,487)	(208)	(912)	(3,217)	(449)

Net loss	(71,634)	(78,390)	(81,013)	(11,309)	(135,023)	(159,403)	(22,254)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(71,634)	(78,390)	(81,013)	(11,309)	(135,023)	(159,403)	(22,254)
Net loss attributable to non-controlling interests	97	306	220	31	161	526	73

Net loss attributable to ordinary shareholders	(71,537)	(78,084)	(80,793)	(11,278)	(134,862)	(158,877)	(22,181)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic	131,537	143,886	144,741	144,741	129,120	144,316	144,316
Diluted	131,537	143,886	144,741	144,741	129,120	144,316	144,316
Net loss per ordinary share Basic and diluted	(0.54)	(0.54)	(0.56)	(0.08)	(1.04)	(1.10)	(0.15)
Net loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.08)	(1.08)	(1.12)	(0.16)	(2.08)	(2.20)	(0.30)
Other comprehensive income
Foreign currency translation adjustments net of nil tax	2,816	(1,999)	(4,009)	(560)	3,567	(6,008)	(839)

Total other comprehensive income, net of tax	2,816	(1,999)	(4,009)	(560)	3,567	(6,008)	(839)
Comprehensive loss	(68,818)	(80,389)	(85,022)	(11,869)	(131,456)	(165,411)	(23,093)
Comprehensive loss attributable to non-controlling interests	97	306	220	31	161	526	73

Comprehensive loss attributable to ordinary shareholders	(68,721)	(80,083)	(84,802)	(11,838)	(131,295)	(164,885)	(23,020)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	63,652	16,293	92,072	12,853	101,843	108,365	15,127
Plus: Share-based compensation expenses	—	—	117	16	—	117	16

Adjusted gross profit	63,652	16,293	92,189	12,869	101,843	108,482	15,143

Sales and marketing expenses	(27,321)	(12,228)	(41,132)	(5,742)	(47,545)	(53,360)	(7,449)
Plus: Share-based compensation expenses	11,725	1,961	18,651	2,604	20,542	20,612	2,877

Adjusted sales and marketing expenses	(15,596)	(10,267)	(22,481)	(3,138)	(27,003)	(32,748)	(4,572)

General and administrative expenses	(54,235)	(61,344)	(74,210)	(10,359)	(103,911)	(135,554)	(18,923)
Plus: Share-based compensation expenses	31,848	39,173	37,934	5,295	61,369	77,107	10,764

Adjusted general and administrative expenses	(22,387)	(22,171)	(36,276)	(5,064)	(42,542)	(58,447)	(8,159)

Research and development expenses	(61,800)	(37,285)	(57,579)	(8,038)	(99,636)	(94,864)	(13,243)
Plus: Share-based compensation expenses	29,211	6,128	19,486	2,720	44,159	25,614	3,576

Adjusted research and development expenses	(32,589)	(31,157)	(38,093)	(5,318)	(55,477)	(69,250)	(9,667)

Operating expenses	(143,356)	(110,857)	(172,921)	(24,139)	(251,092)	(283,778)	(39,615)
Plus: Share-based compensation expenses	72,784	47,262	76,071	10,619	126,070	123,333	17,217

Adjusted operating expenses	(70,572)	(63,595)	(96,850)	(13,520)	(125,022)	(160,445)	(22,398)

Operating loss	(77,443)	(89,878)	(78,115)	(10,904)	(143,281)	(167,993)	(23,452)
Plus: Share-based compensation expenses	72,784	47,262	76,188	10,635	126,070	123,450	17,233

Adjusted operating loss	(4,659)	(42,616)	(1,927)	(269)	(17,211)	(44,543)	(6,219)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(71,634)	(78,390)	(81,013)	(11,309)	(135,023)	(159,403)	(22,254)
Plus: Share-based compensation expenses	72,784	47,262	76,188	10,635	126,070	123,450	17,233
Plus: Certain non-operational expenses	—	—	14,254	1,990	—	14,254	1,990

Adjusted net income (loss)	1,150	(31,128)	9,429	1,316	(8,953)	(21,699)	(3,031)

Net loss attributable to ordinary shareholders	(71,537)	(78,084)	(80,793)	(11,278)	(134,862)	(158,877)	(22,181)
Plus: Share-based compensation expenses	72,784	47,262	76,188	10,635	126,070	123,450	17,233
Plus: Certain non-operational expenses	—	—	14,254	1,990	—	14,254	1,990

Adjusted net income (loss) attributable to ordinary shareholders	1,247	(30,822)	9,649	1,347	(8,792)	(21,173)	(2,958)

Shares used in net earnings (loss) per ordinary share computation (in thousands of shares):
Basic	131,537	143,886	144,741	144,741	129,120	144,316	144,316
Diluted	134,037	143,886	147,686	147,686	129,120	144,316	144,316
Adjusted basic net earnings (loss) per ordinary share	0.01	(0.21)	0.07	0.01	(0.07)	(0.15)	(0.02)
Adjusted diluted net earnings (loss) per ordinary share	0.01	(0.21)	0.07	0.01	(0.07)	(0.15)	(0.02)
Adjusted basic net earnings (loss) per ADS	0.02	(0.42)	0.14	0.02	(0.14)	(0.30)	(0.04)
Adjusted diluted net earnings (loss) per ADS	0.02	(0.42)	0.14	0.02	(0.14)	(0.30)	(0.04)